UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc’s. Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the third quarter ending June 30, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: August 12, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

To Our Shareholders:

This past quarter, our corporate partner, Boston Scientific updated the medical community with the long term results of its TAXUS paclitaxel-coated stent clinical trial program.  The extensive TAXUS program continues to support earlier reports of clinical efficacy and safety data presented in prior quarters.  In addition, the integration of our operations with Cohesion Technologies has gone well , a success we attribute to the shared vision of drug-loading biomaterials and devices.

At two years follow up, TAXUS I continues to report zero percent restenosis. In the large 536-patient pivotal TAXUS II trial, the target lesion revascularization (TLR) rate in the slow-release paclitaxel-eluting cohort was unchanged at 4.7 percent at twelve months.  The TLR rate in the moderate-release paclitaxel-eluting group also remained stable and the major adverse cardiac event (MACE)-free survival rate in the treated group is consistent with a healthy population. Diabetics, a notoriously difficult population to treat, continue to show zero percent restenosis.  We are also very encouraged to learn that the vessel walls surrounding the TAXUS stent appear healthy.  Intravascular ultrasound (IVUS) analysis demonstrated excellent performance by the TAXUS stent at six months with respect to vascular healing, incomplete apposition and edge effect. These observations suggest that the paclitaxel-coated stent may regulate the growth of the scar and create a thin, stable covering over the stent, anchoring the struts into the vessel.  In summary, the TAXUS studies continue to support earlier reports of clinical efficacy and safety.

The WISDOM trial, a “real-world” experience, is being conducted in 19 countries.  The program has enrolled over 500 patients to date. Consistent with the TAXUS clinical program, the initial WISDOM data supports the safety and efficacy of the paclitaxel-eluting stent.

At the end of June, Boston reported highlights of their sales performance in Europe. In a very short period, Boston has gained over half of the European drug-eluting stent market from an established competitor, dismissing the conventional belief of first-to-market advantage. On June 19, Boston reported filing the final Pre-Market Application (PMA) module with the FDA for regulatory approval in the U.S.  While the PMA filing was a highlight this quarter, we are very excited about Boston’s prospects of a U.S. launch by year end.

With respect to Cohesion’s biosurgical business, we received CE Mark for the premix configuration of the surgical sealant CoSeal® in April and similar approval from the FDA in the prior quarter.  Also in April we broadened our alliance with Baxter Healthcare, granting Baxter the right to manufacture CoSeal®.  Subsequent to the quarter we initiated a pivotal trial in Europe using Adhibit™ for the surgical treatment of uterine fibroids and expect to initiate additional clinical trials of Adhibit™ in North America in the first half of 2004. Long term, we believe that the Cohesion biosurgical products provide an excellent platform for drug-loading.

Having had the pleasure of working with our new colleagues from Cohesion for a full quarter, I am pleased at how committed the organization is towards developing next generation drug-loaded biomaterials. This commitment has been instrumental in creating a seamless transition as operations are merged with Angiotech.

Over the past several years, we have been positioning ourselves in anticipation of the emerging industry of drug-loading medical devices and biomaterials.  The TAXUS program continues to perform with durable clinical results and an inspiring introduction in the European marketplace.  To provide long-term sustainable growth for our shareholders, we will continue to focus on mergers, acquisitions, and strategic partnerships as part of our business strategy. We believe it is the best way to maintain our leadership in the emerging specialized industry of drug loading devices and biomaterials.

Thank you for your continued support.

William L. Hunter, MD MSc

President and Chief Executive Officer

August 12, 2003

ANGIOTECH PHARMACEUTICALS, INC.

For the third quarter ended June 30, 2003

(All amounts following are unaudited and expressed in Canadian dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis covers our unaudited interim consolidated financial statements for the three and nine month periods ended June 30, 2003 prepared in accordance with Canadian generally accepted accounting principles.  See note 11 of the unaudited interim consolidated financial statements for a reconciliation to United States generally accepted accounting principles.  It provides an update to the discussion and analysis contained in our Annual Report for the year ended September 30, 2002.  This discussion and analysis should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2002 Annual Report.

Critical Accounting Policies

The following critical accounting policies are in addition to our critical accounting policies disclosed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2002 Annual Report.

Goodwill

We test goodwill for possible impairment annually and at any other time if an event occurs or circumstances change that would more likely than not reduce fair value of a reporting unit below its carrying value.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.  An impairment in goodwill would result in a charge to earnings.

Product sales

We recognize product sales revenue when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for product sales subject to returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates.  A significant change in this estimate could have a material impact on our earnings.

Changes in Accounting Policies

Stock-Based Compensation and Other Stock-Based Payments

Effective October 1, 2002, we adopted the recommendations of the new Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments.  The standard encourages the use of a fair value based method for all other awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The recommendations have been applied prospectively for all stock-based payments granted to non-employees on or after October 1, 2002.  No compensation is recognized for stock options granted to employees and directors.  We have adopted the disclosure only provision for stock options granted to employees and directors and consequently have disclosed the pro forma effects to the loss for the period and loss per share for the period as if the fair value method had been used as of the grant date. The adoption of this new recommendation had no impact on the interim unaudited consolidated financial statements.

Goodwill and Other Intangible Assets

Effective October 1, 2002, we adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets.  Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually.  Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives.  As at October 1, 2002, there was no recorded goodwill and we determined that our intangible assets have finite lives and will continue to be amortized over their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on our financial position and results of operations as at October 1, 2002.

Goodwill acquired in the January 31, 2003 business combination will be tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Intangible assets acquired in the January 31, 2003 business combination that have finite lives will be amortized over their estimated useful lives.

Acquisition

On January 31, 2003, we completed the acquisition of all of the common shares of Cohesion Technologies, Inc. (“Cohesion”) in an all stock transaction, for total consideration of approximately $73.3 million (U.S. $47.9 million).  Cohesion has created a patent portfolio that includes approximately 75 issued U.S. patents and 10 patent applications pending in the U.S.  This patent portfolio has a strong depth of proprietary technology in the fields of collagen compositions and hydrophilic polymers.

Located in Palo Alto, California, Cohesion is focused on developing and commercializing proprietary biomaterial products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.  As a result of this acquisition we now have 2 FDA approved products and 3 products approved for commercial sale in non-U.S. major markets.

This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of Cohesion have been included in the interim unaudited consolidated financial statements of the Company from January 31, 2003, the date of acquisition.

Stock Split

On March 3, 2003, the shareholders authorized a 2 for 1 stock split of our common share capital.  All loss per share amounts discussed in the Management Discussion and Analysis of Financial Condition and Results of Operations and all common shares, options and per share amounts disclosed in the interim unaudited consolidated financial statements have been retroactively adjusted to give effect to the stock split.

License Agreement

In April 2003, we finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter Healthcare Corporation (“Baxter”).  These agreements give Baxter the right to manufacture and distribute the Company’s surgical sealant product, CoSeal®, currently approved for sale in the U.S. and Europe, an option to license the Company’s surgical anti-adhesive product, Adhibit™, which is not currently approved for sale in the U.S., and another product currently in development.  We received an upfront fee of approximately $11.6 million (U.S. $8 million) in April 2003, of which approximately $8.7 million (U.S. $6 million) is not refundable and up to $2.9 million (U.S. $2 million) is refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product.  Our exposure to the potential refund expires at the end of 2006.  We will receive up to a further $5.4 million (U.S. $4 million) upon the transfer of manufacturing of the CoSeal® product to Baxter, which is expected to be no later than September 2004, and up to an additional $14.9 million (U.S. $11 million) if Baxter exercises its option to license one other product and extend the exclusive distribution rights for two current products. Until manufacturing of CoSeal® is transferred to Baxter, we will manufacture CoSeal® for Baxter and receive a portion of the selling price to the third party customer. Thereafter, we will earn a percentage royalty.  The agreements, or portions thereof, may be terminated by Baxter at any time, or by us if specified minimum sales are not achieved by Baxter.  Unless otherwise terminated, the agreements expire upon the earlier of the expiration of the last issued patent or thirty years.

We recognize products sales to Baxter as revenue upon the sale of the product to the final customer once the final sales price is known.  Until that time, the product transferred to Baxter is recorded at cost as deferred cost of goods sold.  The non-refundable upfront payment of approximately $8.7 million (U.S. $6 million) is being recorded as revenue on a straight-line basis over the estimated period of 18 months to conclude the transfer of manufacturing to Baxter.  The amount of $2.9 million (U.S. $2 million) that may be refundable, as well as the other payments due upon transfer of manufacturing and exercise of options will be recognized as revenue upon the lapse of the refundability period and upon exercise of the options, respectively.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned.

Results of Operations

For the quarter ended June 30, 2003, we recorded a loss for the period of $17.3 million ($0.50 loss per share) compared to a loss for the period of $8.6 million ($0.27 loss per share) during the same period in 2002.  The loss for the nine months ended June 30, 2003 was $38.5 million ($1.16 loss per share) compared to a loss of $18.2 million ($0.58 loss per share) during the same period in 2002.

The results of operations for the quarter were in line with our expectations.  The loss for the quarter ended June 30, 2003 includes a foreign exchange loss of $7.6 million ($0.22 loss per share) compared to a foreign exchange loss of $4.8 million ($0.15 loss per share) during the same period in the prior year.  The foreign exchange loss for the current quarter includes an unrealized foreign exchange loss of approximately $4.0 million relating to short term investments held in U.S. dollar denominations at June 30, 2003.  The loss for the nine months ended June 30, 2003 includes a foreign exchange loss of $14.5 million ($0.44 loss per share) compared to a foreign exchange loss of $3.7 million ($0.12 loss per share) for the nine month period ended June 30, 2002.

Revenues

Revenue for the three and nine month periods ended June 30, 2003 was $4.7 million and $8.4 million respectively compared to $3.3 million and $7.2 million for the same periods in the prior year.  Revenue for the three and nine month periods ended June 30, 2003 includes $2.5 million and $5.2 million in product sales respectively, which is primarily from the sale of CoSeal® in the United States.  As per the Distribution and License Agreement, Baxter began to sell the CoSeal® product in April 2003.  We receive a percentage of the sales revenue for this product until the manufacturing process is transferred to Baxter.

Also included in revenue for the current quarter is $1.8 million relating to the amortization of deferred revenue compared to $154,000 during the same period in the prior year.  Revenue for the prior quarter also included a $3.1 million milestone payment from one of our corporate partners.  For the nine months ended June 30, 2003, we recognized deferred revenue in the amount of $2.7 million versus $730,000 for the same period in the prior year.  Revenue for the prior period also included $6.4 million in milestone payments from corporate partners.  The increase in amortization of deferred revenue results from additional deferred revenue relating to Cohesion’s license, marketing and distribution agreements with Baxter, U.S. Surgical and Tyco Healthcare Group.  We received an upfront license fee of approximately $11.6 million (U.S. $8 million) in April 2003 from Baxter of which $1.4 million has been recognized as revenue in the current quarter.

Royalty income from one of our collaborators under the drug-coated stent co-exclusive license was $440,000 in the current quarter and $486,000 for the nine months ending June 30, 2003 (none in the prior year).   We received a $6.3 million sales milestone from Boston Scientific in May, 2003.  The sales milestone will be recorded as revenue over approximately the next twelve months as it will be creditable against future royalty revenue.  Royalty income is expected to increase throughout the remainder of the year.  However, as commercial sales have just recently begun in Europe and other world markets, we are not able to estimate future royalty amounts.

Expenditures

Cost of goods sold

Cost of goods sold, relating to the Cohesion products, as a percentage of product sales, was approximately 82% for the three month period ended June 30, 2003 and approximately 52% for the nine month period ended June 30, 2003.  Cost of goods sold represents costs for the sale of the Cohesion products from the acquisition date of January 31, 2003.  Our lower gross margins achieved in the third quarter are primarily due to the transfer of the sales, marketing and distribution rights of the CoSeal® product to Baxter.

Research and development

Research and development expenditures consist primarily of costs associated with pre-clinical testing and clinical trials of our product candidates as well as post approval product costs.  We track expenditures by these three categories.  We generally do not track our historical research and development costs by project; rather, we track such costs by the type of cost incurred.

For the quarters ended June 30, 2003 and 2002, approximately 72% and 73%, respectively, of our research and development expenditures were spent in preclinical research and development projects, 24% and 27%, respectively, were spent on clinical development programs and 4% and nil, respectively, were spent on post approval programs.  The slight decrease in clinical development programs is primarily due to the discontinuation of the secondary progressive multiple sclerosis clinical trial program in fiscal 2002 which was ongoing in the third quarter of the prior year.   This program was discontinued in fiscal 2002 due to failure of the Phase 2 study to meet statistical significance in its primary objective.  The increase in post approval programs relates to Cohesion’s approved products and continuing work for regulatory requirements.  Included in the above information is the impact related to the Cohesion research and development programs.  Approximately 44% of the Cohesion research and development expenditures included in the current quarter of $1.7 million was spent on preclinical programs, 41% on clinical development programs and 15% on post approval programs.

For the quarter ended June 30, 2003, research and development expenditures increased 11% over the comparative period.  This increase is primarily due to the inclusion of the Cohesion research and development expenditures for the quarter of $1.7 million which consist primarily of salaries and clinical trial expenditures.  The increase was offset by a decrease of $1.3 million in research and development expenditures compared to the same period in the prior year.  This decrease is primarily due to a decrease in salaries and benefits ($442,000) due to the retirement of senior officers in the prior year, and a decrease in clinical trial expenditures ($365,000) and costs for GMP contract manufacturing of PACXEED® ($115,000) as a result of the discontinuation of the secondary progressive multiple sclerosis clinical trial program in the prior fiscal year. Additional decreases occurred in patent costs ($190,000), license and royalty fees ($186,000) and preclinical studies ($127,000).  These decreases were offset by an increase of $129,000 in operating and occupancy costs compared to the same period in the prior year.

Research and development costs for the nine month period ended June 30, 2003 decreased by 24% and is primarily due to the payment in the comparative period of milestones and royalty fees ($2.6 million) due to licensors upon receipt of milestone payments.  Additional decreases were due to the discontinuation of the secondary progressive multiple sclerosis clinical trial program in the comparative prior period ($3.3 million), salaries and benefits due to the retirement of senior officers in the prior year ($678,000) and patent costs ($337,000).  The decrease was partially offset by an increase in laboratory supplies and preclinical expenditures ($393,000), operating and occupancy costs ($445,000) and by the research and development costs included for Cohesion ($2.7 million).   All other research and development expenditures, being primarily comprised of operating and occupancy costs were comparable to the same period in the prior year

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for pulmonary sealants, adhesion prevention gel, severe psoriasis and rheumatoid arthritis programs. We believe that research and development expenses for fiscal 2003 will increase mainly due to the advancement into the clinic of our perivascular wrap program, other indications for CoSeal® and  Adhibit™, and research and development on new potential products. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.

Selling, general and administrative expenses

Selling, general and administrative expenses for the current quarter increased by $2.0 million to $5.1 million compared to $3.1 million for the same period in 2002.  The increase is primarily due to the inclusion of Cohesion’s selling, general and administrative costs of $1.7 million for the quarter, which includes $1.1 million in sales and marketing expenditures for the CoSeal® and CoStasis® products.  Sales and marketing salary and benefit costs also include the recognition of severance accruals of approximately $272,000 for the quarter.  Additional increases for the quarter include general and administrative salaries and benefits ($826,000) which is comprised of the addition of Cohesion ($541,000) and an increase in personnel costs ($285,000); an increase in operating costs ($334,000) and occupancy costs ($148,000).  These increases are a result of costs to support our increased business development and corporate activities and costs related to the operations of Cohesion.  The increase was partially offset by a decrease in professional fees ($422,000).

Selling, general and administrative expenses for the nine month period ended June 30, 2003 increased to $14.3 million compared to $8.1 million for the same period in 2002.  The increase is primarily due to the inclusion of Cohesion’s selling, general and administrative costs of $3.4 million.  Additional increases include salaries and benefits ($1.7 million), operating costs ($1.0 million) and occupancy costs ($292,000).  These increases are a result of costs related to Cohesion, personnel costs, costs to support our increased business development and corporate activities, and costs related to the occupancy of our new leasehold facility.  The increase was partially offset by a decrease in professional fees ($347,000).

Selling, general and administrative expenses arising from the Cohesion acquisition are expected to decrease over the balance of fiscal 2003 as a result of entering into a Distribution and License Agreement with Baxter.  This agreement will result in the elimination of the sales and marketing work-force and the reduction in the number of employees in the general and administrative department.  However, general and administrative expenditures could fluctuate significantly depending on any potential acquisition and in-licensing transactions that we undertake during fiscal 2003.

Amortization

Amortization expense increased by $2.5 million to $3.3 million for the quarter ended June 30, 2003 compared to $770,000 for the same period in the prior year.  For the nine month period ended June 30, 2003 amortization expense increased to $6.2 million compared to $2.3 million in the comparable period in the prior year.  The increase for both periods primarily relates to amortization of the identifiable intangible assets acquired from Cohesion in the amount of $2.2 million for the current quarter and $3.0 million for the nine month period ending June 30, 2003.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned from the Baxter license agreement, resulting in an acceleration of amortization expense on the CoSeal® intangible asset.  The remaining increase is a result of the additional amortization on the leasehold improvements and furniture and equipment acquired in 2002.  We believe that amortization expense for fiscal 2003 will increase over that of fiscal 2002 due to the amortization of capital asset and intangible asset additions incurred in fiscal 2002 and 2003.

Segment Reporting

We operate in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  The non-drug loaded biomaterials segment was a result of the acquisition of Cohesion.  Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred. Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants and non-drug loaded biomaterials segments and our clinical programs for severe psoriasis and rheumatoid arthritis in our therapeutics segment and our pulmonary sealant study and adhesion prevention gel in our non-drug loaded biomaterials segment.

The discussion of the overall results of operations for the three month and nine month periods ended June 30, 2003 and June 30, 2002, as described above can be summarized by our segments as detailed below.

The loss for the three month period ended June 30, 2003 for medical device coatings/implants increased to $3.6 million from $1.6 million compared to the same period in the prior year.  This increase was primarily a result of the decrease in revenues in this segment of $2.7 million for milestone revenue relating to the drug-coated stent product received in the same period in the prior year.  Segment costs for the quarter decreased by $659,000 compared to the prior year primarily due to lower salaries and benefits, royalty and license fees paid out to licensors and patent costs.  The increase in the nine month loss to $11.2 million versus $4.7 million for the same period in the prior year is primarily due to the reduction in revenue ($6.2 million) and a slight increase in our preclinical research and development activities and a corresponding increase in the allocated general and administration costs.

The loss for therapeutics for the three month period ended June 30, 2003, decreased from $2.0 million to $810,000 compared to the same period in the previous year mainly due to the discontinuation of our secondary progressive multiple sclerosis program during fiscal 2002.  This also resulted in a lower allocation of general and administration expenses.  The loss for the nine month period ended June 30, 2003 decreased from $9.4 million to $2.8 million in the current year and was also due to the discontinuation of the program.

The loss for biomaterial products for the three month period ended June 30, 2003 of $4.5 million is related to the sale of approved products, research and development activities, the pulmonary sealant and adhesion prevention gel clinical study activities of Cohesion.

The increase in non allocable corporate expenses from $967,000 to $1.1 million in the current quarter reflects the increase of the proportion of total expenditures associated with general and administration activities.

Investment and Other Income

A net foreign exchange loss of $7.6 million was recorded during the quarter ended June 30, 2003 as compared to a net foreign exchange loss of $4.8 million for the same period in 2002.  The net foreign exchange loss was attributable to the effect of the strengthening Canadian dollar (in comparison to the U.S. dollar) on our U.S. dollar investment portfolio.  The U.S dollar exchange rate decreased from 1.469 to 1.355 during the current quarter, compared to a decrease from 1.594 to 1.519 for the same quarter in the previous year.  This decrease in the U.S dollar rate applied to our quarterly average balance of U.S. dollar denominated assets of approximately $68 million has an impact of approximately $7.8 million, which approximates our loss for the quarter.  The net foreign exchange loss of $7.6 million included a realized loss on short-term investments that matured during the quarter and an unrealized loss on U.S. dollar-denominated short-term investments held at June 30, 2003 of approximately $4.0 million.  The increase in the Canadian dollar (in comparison to the U.S. dollar) for the nine month period ended June 30, 2003 resulted in a net foreign exchange loss of  $14.5 million compared to a net foreign exchange loss of $3.7 million in the same period in the prior year.  We maintain U.S. dollar cash and cash equivalents and short term investments to meet our anticipated U.S. dollar expenditures in future periods.

Investment and other income decreased by 47% to $397,000 for the current quarter compared to $752,000 in the same period in 2002.  This decrease is primarily due to the decline in U.S. market yields available on short-term investments, declining to an average investment yield of 1.5% for the quarter ended June 30, 2003 from 2.7% for the same period in 2002, together with a decrease in the balance of cash and cash equivalents and short-term investments.  For the nine month period ended June 30, 2003, investment and other income decreased to $1.5 million from $2.8 million in the prior year also due to decreased U.S. investment yields and a lower investment base.

Liquidity and Capital Resources

At June 30, 2003 we had working capital of approximately $112.0 million and cash resources, comprising cash and cash equivalents and short-term investments, in the amount of $123.0 million.  In aggregate, our cash resources decreased by $13.4 million from $136.4 million at September 30, 2002.

We have retained approximately 80% of the funds raised in our initial U.S. public offering in March 2000.  These U.S. denominated funds are retained in their original currency to be used for future U.S. denominated operating and capital expenditures. As a result of this strategy, our U.S. denominated short-term investments and cash assets give rise to reported foreign exchange gains and losses due to period end translation to Canadian dollars for our reporting currency.  As such, the foreign exchange gains and losses are only realized when there is actual conversion of these U.S. denominated assets to our reporting currency, such as settlement of Canadian denominated expenditures. At June 30, 2003 we had approximately $96.7 million (U.S. $71.3 million) of our cash resources and short term investments were denominated in U.S. currency which will be used to meet our anticipated U.S. dollar expenditures in future periods, compared to approximately $104.1 million (U.S. $65.6 million) at September 30, 2002.

The foreign exchange impact included in the loss for the quarter increased by 58% from the same period in the prior year.  This increase is directly related to the wider spread in the strengthening Canadian dollar currency on its U.S. counterpart, an increase of approximately 52% from the same period in the prior year.  This decrease in the U.S. dollar rate against the Canadian dollar rate, applied to our quarterly average balance of U.S. dollar denominated assets of approximately U.S. $68 million had an impact of approximately $7.8 million, which accounts for our reported foreign exchange loss for the quarter.

For the nine months ended June 30, 2003, the foreign exchange impact on the loss for the period increased by 290% from the same period in the prior year. Again, this increase is a direct result of the increasing spread of the Canadian dollar currency on the U.S. dollar currency (an increase of 289%) for the period.  The increasing strength in the Canadian dollar currency against its U.S. counterpart is subject to the current economic and political climates that we cannot control.  We do not use derivatives to hedge against exposures to foreign currency, interest rate and other market risks arising from our balance sheet financial instruments because our future expenditures are anticipated to be largely in US denominated currency.

Cash provided by operating activities was $4.0 million during the current quarter compared to cash used in operations of $5.5 million for the same period in the prior year.  The current period increase in cash provided primarily reflects the net increase in deferred revenue of $15.4 million due to the upfront payments received from Baxter and Boston Scientific. The increase in cash provided by operating activities is net of a decrease due to the increase in our loss for the quarter including Cohesion’s operations.  The increase in the loss for the quarter, after adjustments for items not involving cash (excluding deferred revenue), was $5.0 million to $9.7 million compared to $4.7 million in the same period in the prior year.  Net changes in non-cash working capital items used cash of $1.6 million in the current quarter compared to cash used of $948,000 for the quarter ended June 30, 2002.  The change in non-cash working capital items primarily reflects the payment of accounts payable and accrued liabilities during the quarter (including payments for the amount assumed upon the Cohesion acquisition).  For the nine month periods ending June 30, 2003 and 2002, the cash used in operating activities was $17.2 million and $10.2 million respectively, an increase in cash used of $7.0 million.  The increase in cash used is due to the increase in the loss for the period, after adjustments for items not involving cash (excluding deferred revenue), of $12.9 million and the increase in the use of cash for the non-cash working capital items of $9.4 million.  The significant changes in the non-cash working capital items were the decrease in accrued interest on short-term investments and accounts payable and accrued liabilities.  The increase in cash used was offset by a net decrease of $15.2 million related to the deferred revenue amounts.

Net cash used in investing activities was $8.1 million and $2.9 million for the quarters ended June 30, 2003 and 2002 respectively.  Purchases of short-term investments, net of proceeds, were $7.6 million compared to $827,000 during the same period in the prior year. For both quarters, net purchases were due to the re-investment of short-term investments that matured during the quarter.  For the nine month periods ended June 30, 2003 and 2002, net cash provided by investing activities was $17.6 million and $24.9 million respectively primarily due to proceeds on maturing short-term investments that were reinvested with less than 90 day terms due to the yields available in the market place at that time.

Capital asset additions for the current quarter were $346,000 compared to $2.8 million for the same period in the prior year.  Additions to capital assets of $3.9 million for the nine month period ending June 30, 2003 primarily consists of the final payments on leasehold improvements, office furniture and equipment for our new leased facility, which we commenced leasing on October 1, 2002. The leasehold improvements were offset by a tenant allowance of $715,000 received during the nine month period.

The cost of medical technologies for the nine months ended June 30, 2003 of $2.4 million represents the payment of the amount included in accounts payable and accrued liabilities at September 2002, which was due to certain licensors upon the European CE Mark approval of our drug-coated stent technology.  Common shares were issued as consideration for the net assets, intangible assets and goodwill acquired from Cohesion resulting in minimal cash outlay upon the acquisition.

Net cash provided by financing activities was $10.4 million compared to $806,000 for the quarters ended June 30, 2003 and 2002 respectively, and $13.9 million and $1.7 million for the nine month periods ended June 30, 2003 and 2002 respectively.  For all periods the financing activities were primarily a result of proceeds received from the issuance of our common shares on the exercise of stock options through ours and Cohesion’s Employee Stock Option Plans.

At June 30, 2003, as a result of the acquisition of Cohesion, we had capital lease obligations of $1,459,000 including the current portion thereof amounting to $1,168,000.  With respect to this capital lease obligation we are required to maintain and segregate cash approximating $2,175,000 of which $1,168,000 is reflected as current restricted cash and $1,007,000 is reflected as long term restricted cash included in other assets.

We are exposed to market risks related to changes in interest and foreign currency exchange rates.  At the end of the quarter, we had an investment portfolio consisting of high grade securities with maturity dates not exceeding twelve months, selected based on the expected timing of expenditures for continuing operations and prevailing interest rates.  We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk.  We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.  We do not believe that our results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the short-term nature of our investments.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Statements regarding the transaction between us and Cohesion, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about our or Cohesion managements’ future expectations, beliefs, goals, plans or prospects should also be considered to be forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance.

Risks and uncertainties related to economic and industry factors as discussed in detail in the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” section of our 2002 Annual Report remain substantially unchanged.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

Third quarter ended June 30, 2003

(unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands of CDN $)	June 30	September 30
As at	2003	2002
	$	$
ASSETS	(Unaudited)	(Audited)
Current
Cash and cash equivalents	28,555	14,533
Restricted cash - current [note 6]	1,168	-
Short term investments	94,409	121,817
Accounts receivable [note 9]	2,788	1,051
Inventories [note 5]	1,704	-
Deferred cost of goods sold	972	-
Prepaid expenses and deposits	824	519
Total current assets	130,420	137,920

Capital assets, net	12,754	8,958
Intangible assets, net [note 4]	35,076	4,687
Goodwill [note 4]	32,592	-
Other assets [note 6]	2,148	-
	212,990	151,565
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	4,976	8,898
Deferred revenue – current portion [note 14]	12,232	615
Capital lease obligation – current portion [note 7]	1,168	-
Total current liabilities	18,376	9,513

Deferred revenue [note 14]	4,162	103
Deferred leasehold inducement	2,795	2,537
Capital lease obligation [note 7]	291	-
	7,248	2,640
Contingencies [note 10]
Shareholders’ equity
Share capital [note 8]
Common shares issued:
June 30, 2003– 34,920,749
September 30, 2002– 31,463,734	281,461	199,607
Contributed surplus [note 4]	5,036	74
Deficit	(98,740)	(60,269)
Cumulative translation adjustment	(391)	-
Total shareholders’ equity	187,366	139,412
	212,990	151,565

See accompanying notes

On behalf of the Board:

/s/ William L. Hunter, MD, MSc

/s/ David T. Howard

Director

Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three Months Ended June 30		Nine Months Ended June 30
(in thousands of CDN $, except share and per share data)	2003	2002	2003	2002
	$	$	$	$
	(Unaudited)		(Unaudited)
REVENUE
Product sales	2,450	-	5,180	-
License and research contract fees [note 14]	1,831	3,285	2,730	7,168
Royalty revenue [note 14]	440	-	486	-
	4,721	3,285	8,396	7,168
EXPENSES
Cost of goods sold – product sales	2,003	-	2,676	-
Research and development	4,428	3,986	10,615	13,957
Selling, general and administration	5,058	3,052	14,308	8,128
Amortization	3,266	770	6,171	2,338
	14,755	7,808	33,770	24,423
Operating loss	(10,034)	(4,523)	(25,374)	(17,255)

Other (expenses) income:
Foreign exchange loss	(7,583)	(4,822)	(14,517)	(3,732)
Investment and other income	397	752	1,493	2,772
Interest expense – capital lease	(45)	-	(73)	-
Total other (expenses) income	(7,231)	(4,070)	(13,097)	(960)
Loss for the period	(17,265)	(8,593)	(38,471)	(18,215)

Deficit, beginning of period	(81,475)	(49,748)	(60,269)	(40,126)
Deficit, end of period	(98,740)	(58,341)	(98,740)	(58,341)
Basic and diluted loss per common share	(0.50)	(0.27)	(1.16)	(0.58)

Weighted average number of common shares outstanding (in thousands)	34,617	31,352	33,229	31,220

See accompanying notes

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30		Nine Months Ended June 30
(in thousands of CDN $)	2003	2002	2003	2002
	$	$	$	$
	(Unaudited)		(Unaudited)
OPERATING ACTIVITIES
Loss for the period	(17,265)	(8,593)	(38,471)	(18,215)
Add items not involving cash:
Amortization	3,670	770	6,847	2,338
Unrealized foreign exchange loss	3,932	3,413	5,499	2,846
Deferred revenue	15,353	(154)	14,512	(730)
Deferred leasehold inducement amortization	(74)	-	258	-
Loss on disposal of capital assets	-	-	3	43
Net change in non-cash working capital items relating to operations [note 12]	(1,579)	(948)	(5,885)	3,485
Cash provided by (used in) operating activities	4,037	(5,512)	(17,237)	(10,233)

INVESTING ACTIVITIES
Purchase of short term investments	(42,035)	(25,100)	(184,347)	(134,732)
Proceeds from short term investments	34,438	24,273	205,079	162,379
Purchase of capital assets	(346)	(2,764)	(3,913)	(3,480)
Proceeds on disposal of capital assets	-	-	8	-
Acquisition of Cohesion [note 4]	(247)	-	2,785	-
Restricted cash	(6)	-	268	-
Other assets	123	-	(648)	-
Leasehold inducements received	-	716	715	716
Cost of medical technologies	-	-	(2,351)	-
Cash (used in) provided by investing activities	(8,073)	(2,875)	17,596	24,883

FINANCING ACTIVITIES
Repayments of capital lease obligation	(312)	-	(631)	-
Proceeds from stock options exercised	10,707	806	14,481	1,690
Cash provided by financing activities	10,395	806	13,850	1,690
Effect of exchange rate changes on cash and cash equivalents	193	-	(187)	-
Net increase (decrease) in cash and cash equivalents during the period	6,552	(7,581)	14,022	16,340
Cash and cash equivalents, beginning of period	22,003	27,131	14,533	3,210
Cash and cash equivalents, end of period	28,555	19,550	28,555	19,550

See accompanying notes

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.  BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") described in note 2 and, except as stated in note 3, on a basis consistent with the Company's annual consolidated financial statements for the year ended September 30, 2002, except that they do not contain all note disclosures necessary for annual financial statements.  These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP"), except as disclosed in note 11.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at June 30, 2003 and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2002 included in the Angiotech Pharmaceuticals, Inc. Annual Report filed with the appropriate securities commissions.  The results of operations for the three month and nine month periods ended June 30, 2003 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

2.   SIGNIFICANT ACCOUNTING POLICIES

The following policies are in addition to those disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended September 30, 2002 included in the Company’s Annual Report filed with the appropriate securities commissions, and have been adopted as a result of the acquisition of Cohesion Technologies, Inc. [note 4].

Revenue Recognition

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped to the customer provided that the Company has not retained any significant risks of ownership or future obligations with respect to products shipped.  Revenue from product sales is recognized net of provisions for future returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates.  Products shipped but for which the ultimate sales price is not known are recorded at cost as deferred cost of sales.  Such deferred cost of sales will be recorded as an expense as the associated sales are recorded.

Inventories

Raw materials are recorded at the lower of cost and replacement cost.  Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

Long-term investment

The long-term investment consists of a portfolio investment and is recorded at cost less any provisions for a loss in value that is other than temporary.

Foreign currency translation

For the Company’s self sustaining subsidiary, its accounts are translated using the current rate method of accounting for the translation of foreign currency amounts into Canadian dollars.  Under this method, asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date.  Shareholder’s equity accounts are translated at applicable historical rates.  Revenue and expense items are translated at the average rate of exchange for the period.  The cumulative foreign currency translation adjustment is reported as a component of shareholders’ equity.

The Company's integrated foreign subsidiaries and their accounts are translated using the temporal method of accounting.  Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of the loss for the period.

3.   CHANGES IN ACCOUNTING POLICIES

Stock based compensation

The Company has adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective October 1, 2002.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all other awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The recommendations have been applied prospectively for all stock based payments granted to non-employees on or after October 1, 2002.  No compensation cost is recorded for stock options granted to employees, officers and directors.  The Company has adopted the disclosure only provision for stock options granted to employees and directors and consequently has disclosed the pro forma effects to the loss for the period and loss per share as if the fair value method had been used at the date of grant.

     Goodwill and Intangible assets

Effective October 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants new Handbook Section 3062 and the standard from the Financial Accounting Standards Board (SFAS 142), both entitled "Goodwill and Other Intangible Assets".  Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually.  Intangible assets with finite lives acquired in a business combination or other transaction are to be amortized based on their estimated useful lives.  As at October 1, 2002, there was no recorded goodwill and the Company’s intangible assets had finite lives and will continue to be amortized over their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on the Company’s financial position and results of operations as at October 1, 2002.

Goodwill acquired in the January 31, 2003 business combination will be tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Intangible assets acquired in the January 31, 2003 business combination that have finite lives will be amortized over their estimated useful lives [note 4].

4.    ACQUISITION

On January 31, 2003, the Company acquired all of the common shares of Cohesion Technologies, Inc. (“Cohesion”).  This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of Cohesion have been included in the consolidated financial statements of the Company from January 31, 2003, the date of acquisition.  Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets and liabilities acquired based on the fair values on the date of acquisition as follows:

(in thousands of dollars)	January 31, 2003	January 31, 2003
	U.S. $	Canadian $

Cash and cash equivalents	2,464	3,767
Restricted cash	1,802	2,756
Other current assets	2,706	4,138
Capital assets	2,824	4,318
Other non-current assets	289	442
Identifiable intangible assets	19,450	29,739
In-process research and development	3,430	5,244
Goodwill	21,316	32,592
Current liabilities	(5,219)	(7,980)
Other non-current liabilities	(1,112)	(1,700)
	47,950	73,316

Consideration:
Common shares (1,202,814 Angiotech shares)	44,063	67,372
Cash consideration on fractional shares	15	23
Fair value of vested stock options (contributed surplus)	3,245	4,962
Acquisition costs	627	959
	47,950	73,316

Adjustments were made to the purchase price allocation during the quarter ended June 30, 2003 as additional information became available.

Common share consideration

The value of common shares was determined by using the average selling price on the NASDAQ stock exchange for the three days up to the acquisition date of January 31, 2003, resulting in an average share price of $56.01 (U.S. $36.63), which is before the stock split on March 3, 2003 (see Note 8).

Fair value of stock options

The Company used the Black-Scholes option pricing model to estimate the fair value of the stock options assumed at the acquisition date, using the following weighted average assumptions:  dividend yield of 0%; risk fee interest rate of 5.02%; volatility factor of the expected market price of the Company's common stock of 50.1%; and a weighted average expected life of the options of 2 years.

Description of acquisition

Cohesion has a patent portfolio that includes approximately 75 issued U.S. patents with 10 patent applications pending in the U.S.  This patent portfolio is comprised of proprietary technology in the fields of collagen compositions and hydrophilic polymers.

Located in Palo Alto, California, Cohesion is focused on developing and commercializing proprietary biosurgical products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.

Cohesion has the following product portfolio:

CoStasis® Surgical Hemostat, Cohesion’s first biosurgical product, is designed for use in cardiovascular, orthopedic, urologic and general surgery indications to control bleeding. Cohesion received CE mark approval for CoStasis in September 1998, and in June 2000, Cohesion received approval from the United States Food and Drug Administration (“FDA”) to market CoStasis in the U.S.   The product is also approved for sale in Australia and Canada.

CoSeal® Surgical Sealant, Cohesion’s second biosurgical product, is a fully synthetic biosealant designed for sealing vascular grafts, and other tissues and sites of incision. Cohesion received CE Mark approval for CoSeal in February 2000 and received approval from the FDA to market CoSeal in the U.S. in December 2001. Cohesion launched the product in the U.S. in January 2002.  The product is also approved for sale in Australia and Canada.

Cohesion received CE Mark approval in August 2002 permitting the sale of Cohesion’s Adhibit™ adhesion prevention gel to prevent or reduce the incidence, severity and extent of post-surgical adhesion formation in patients undergoing cardiac surgery.

Identifiable intangible assets

At the acquisition date, Cohesion had several developed products that provided a stream of identifiable benefits from the sale of these products.  The proprietary developed technology was valued using a discounted cash flow approach using a discount rate of 11%, resulting in an allocated fair value of $24.2 million at the date of acquisition.  Cohesion also possessed core patented technology that is expected to leverage functionality from previously developed products and technologies.  The core patented technology was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $5.6 million at the date of acquisition.

In addition, Angiotech acquired in-process research and development that would require further development.  The in-process research and development was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $5.2 million at the date of acquisition.  The in-process research and development acquired has been written off for U.S. GAAP purposes [note 11].

5.    INVENTORIES

(in thousands of Canadian dollars)	June 30, 2003 $	September 30, 2002 $

Raw materials	674	-
Work in process	507	-
Finished goods	523	-
	1,704	-

6.    OTHER ASSETS

(in thousands of Canadian dollars)	June 30, 2003 $	September 30, 2002 $

Restricted cash – long-term	1,007	-
Long-term deposits and prepaid expenses	911	-
Long-term investment	230	-
	2,148	-

Restricted cash shown above, plus the current portion of $1,168,000, represents collateral for equipment held under capital lease and consists of an investment in a money market fund.  The restricted cash will be released to the Company as the lease obligation decreases.

7.    CAPITAL LEASE OBLIGATION

The Company acquired a lease agreement relating to manufacturing equipment and leasehold improvements upon the acquisition of Cohesion.  The lease expires in August 2004 and is collateralized by assets with a net book value of $1,511,000 and restricted cash of $2,175,000 as at June 30, 2003. The following is a schedule of future minimum lease payments as of June 30, 2003:

(in thousands of Canadian dollars)	June 30, 2003 $

2003	646
2004	886
Total future minimum lease payments	1,532
Less: Amount representing interest	(73)
Present value of net minimum lease payments	1,459
Current portion of capital lease obligation	1,168
Long term portion of capital lease obligation	291

8.    SHARE CAPITAL

On March 3, 2003, the shareholders of the Company authorized a 2 for 1 stock split of the Company’s common shares. All common share capital, options and per share amounts in these unaudited interim consolidated financial statements have been retroactively adjusted to give effect to the stock split.

        a)

Authorized and Issued Share Capital

The authorized common share capital of the Company is 200,000,000 common shares and 50,000,000 Class I Preference shares.  The common shares issued and outstanding as of June 30, 2003 were 34,920,749 for a total of $281,460,826.  There are no Class I Preference shares currently issued and outstanding.

As of July 31, 2003, the Company had 35,161,735 common shares issued and outstanding for a total of $283,942,512.

b)

Stock Options

Angiotech Pharmaceuticals, Inc.

At June 30, 2003, the Company had 4,720,493 (September 30, 2002 – 4,945,186) stock options outstanding (of which 2,734,742 are exercisable) at a weighted average exercise price of $27.39 (September 30, 2002 - $25.40) per share and expiring at various dates from February 5, 2006 to June 2, 2013 (September 30, 2002 – January 31, 2006 to September 17, 2012).

A summary of the stock option transactions for the nine months ended June 30, 2003 is as follows:

	No. of Optioned Shares	Weighted average Exercise price
Outstanding at September 30, 2002	4,945,186	$25.40
Granted	770,158	$27.46
Exercised	(754,273)	$10.76
Forfeited	(240,577)	$38.98
Outstanding at June 30 , 2003	4,720,493	$27.39

As of July 31, 2003, there were 4,440,655 stock options outstanding (of which 2,658,312 are exercisable) at a weighted average exercise price of $28.28.

Cohesion Technologies, Inc.

On January 31, 2003, upon acquisition of Cohesion, the Company assumed a total of 550,744 stock options outstanding under Cohesion's stock option plans including the 1998 Stock Option Plan.  At June 30, 2003, the Company had 297,254 stock options outstanding (of which 227,308 are exercisable) at a weighted average exercise price of US $22.04 per share and expiring at various dates from May 20, 2004 to June 3, 2013.  Under the 1998 Stock Option Plan, options may be granted to the Company's employees and consultants.  The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years.  Options granted are also subject to certain vesting provisions.

A summary of the Cohesion stock option transactions for the period from January 31, 2003 to June 30, 2003 is as follows:

	No. of Optioned Shares	Weighted average Exercise price
Outstanding at January 31, 2003	550,744	US $19.09
Granted	76,872	US $20.56
Exercised	(297,114)	US $15.02
Forfeited	(33,248)	US $32.48
Outstanding at June 30, 2003	297,254	US $22.04

Each Cohesion stock option is converted into one Angiotech common share upon exercise.

As of July 31, 2003, there were 271,629 stock options outstanding (of which 203,221 are exercisable) at a weighted average exercise price of $21.97.

Stock options outstanding

The options outstanding under all option plans are as follows:

	Options outstanding June 30, 2003			Options exercisable June 30, 2003
Range of exercise prices	Number of common shares issuable	Remaining Contractual life (years)	Weighted average exercise price	Number of common shares issued	Weighted average exercise price
$0.13	20,000	3.18	$0.13	20,000	$0.13
$1.38	57,000	2.60	$1.38	57,000	$1.38
$4.50-$6.05	350,896	5.36	$5.69	350,062	$5.69
$7.50-$8.63	438,657	6.34	$8.39	387,165	$8.39
$22.93-$29.68	2,142,066	8.24	$27.48	978,624	$27.44
$30.19-$36.50	886,974	7.59	$33.34	583,668	$33.28
$39.50-$42.78	824,900	8.35	$42.56	358,223	$42.36
	4,720,493	7.65	$27.39	2,734,742	$24.42
The following options are exercisable in USD:
US $7.48-$10.86	9,570	8.41	$10.40	9,570	$10.40
US $11.33-19.20	181,787	7.98	$16.61	121,151	$15.32
US $20.09-27.78	46,969	6.30	$22.97	46,969	$22.97
US $30.20-39.67	19,737	8.48	$32.32	10,427	$34.22
US $40.07-49.40	36,970	6.95	$43.29	36,970	$43.29
US $50.75-59.30	2,221	6.78	$51.35	2,221	$51.35
	297,254	7.63	$22.04	227,308	$22.46

  c)  Pro Forma Disclosure

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation using a fair value based method as at the grant date:

	Three months ended June 30		Nine months ended June 30
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$

Loss for the period	(17,265)	(8,593)	(38,471)	(18,215)
Add: Stock based compensation	(4,969)	(5,121)	(13,991)	(15,362)

Pro forma loss for the period	(22,234)	(13,714)	(52,462)	(33,577)

Basic and diluted loss per common share
As reported	(0.50)	(0.27)	(1.16)	(0.58)
Pro forma	(0.64)	(0.44)	(1.58)	(1.07)

The pro forma amounts may not be representative of future disclosures as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods.  The weighted average fair value of stock options granted in the three and nine months ended June 30, 2003 was $16.36 and $12.99 [2002- $14.61 and $20.28], respectively.  The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date, using the following weighted average assumptions:

	Three Months Ended June 30		Nine Months Ended June 30
	2003	2002	2003	2002

Dividend Yield	Nil	Nil	Nil	Nil
Annualized Volatility	45.5%	67.2%	48.5%	51.6%
Risk-free Interest Rate	3.50%	4.60%	4.01%	4.59%
Expected Life (Years)	5	5	5	5

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

9.    SEGMENTED FINANCIAL INFORMATION

The Company operates in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterial products.

Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants.  Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis.

The acquisition of Cohesion Technologies, Inc. on January 31, 2003, resulted in an additional segment, non-drug loaded biomaterial products.   These products are used by physicians to facilitate the performance of surgical procedures, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.

The Company does not separate total assets and capital assets in evaluating segment performance for medical device coatings/implants and therapeutics, however, separate data is available for non-drug loaded biomaterial products. The Company evaluates segment performance based on segment profit or loss which includes an allocation of capital asset and medical technology amortization based upon estimated usage during the period.

(in thousands of Canadian dollars)	June 30, 2003 $	September 30, 2002 $

Total assets – medical devices/therapeutics	127,657	151,565
Capital assets – medical devices/therapeutics	9,662	8,958

Total assets – biomaterial products	85,333	-
Capital assets – biomaterial products	3,092	-

The goodwill ($32,592,000) arising from the acquisition of Cohesion [note 4] relates to, and has been allocated to, the biomaterial products segment.

Also for purposes of evaluating segment performance, corporate general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated corporate general and administration expenses and amortization of capital assets are included in non-allocable expenses. Investment and other income and foreign exchange gain is not allocated between segments.

	Three Months Ended June 30		Nine Months Ended June 30
	2003	2002	2003	2002
(in thousands of Canadian dollars)	$	$	$	$
Revenue from external customers
Medical device coatings/implants	594	3,285	948	7,168
Biomaterial products	4,128	-	7,448	-
Total revenue for reportable segments	4,721	3,285	8,396	7,168
Loss for reportable segments for the period
Medical device coatings/implants	(3,635)	(1,602)	(11,206)	(4,658)
Therapeutics	(810)	(1,954)	(2,795)	(9,361)
Biomaterial products	(4,456)	-	(6,795)	-
Total loss for reportable segments for the period	(8,901)	(3,556)	(20,796)	(14,019)

Non-allocable corporate expenses	(1,133)	(967)	(4,578)	(3,236)
Total other (expense) income	(7,231)	(4,070)	(13,097)	(960)
Loss for the period	(17,265)	(8,593)	(38,471)	(18,215)

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or collaborators:

	Three Months Ended June 30		Nine Months Ended June 30
	2003	2002	2003	2002
	$	$	$	$

United States	89%	100%	84%	100%
Other	11%	-	16%	-
	100%	100%	100%	100%

Long-lived assets including goodwill:

(in thousands of dollars)	June 30, 2003 $	September 30, 2002 $

Canada	12,739	13,645
United States	67,683	-
	80,422	13,645

Included in accounts receivable at June 30, 2003 is $1,415,000 (US $1,044,000) due from one customer.

10.  CONTINGENCIES

(a)   The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

(b)  Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division was appealed to a Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case to the Opposition Division for further consideration of the claims which were granted by the European Patent Office. An adverse decision by the Opposition Division, or subsequently, by the Board of Appeal, could result in revocation of the patent or a narrowing of the scope of protection afforded by the patent. The outcome of this case before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

(c)  The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into other indemnification agreements in the ordinary course of business.  The maximum potential amount of future payments required under these indemnification agreements is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

11.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its unaudited interim consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except for the differences below as more fully described in Note 13 to the annual consolidated financial statements of September 30, 2002 and as follows:

[i]  Under U.S. GAAP, in-process research and development would be expensed.

[a]  Material Canadian – U.S. GAAP differences impacting the unaudited interim consolidated Statements of Loss and Deficit would be as follows:

	Three Months Ended June 30		Nine Months Ended June 30
(in thousands of Canadian dollars, except share and per share data)	2003	2002	2003	2002
	$	$	$	$
Loss for the period, Canadian GAAP	(17,265)	(8,593)	(38,471)	(18,215)
Adjustment for stock based compensation to non- employees	(38)	(47)	(86)	(243)
Adjustment for medical technologies expense and amortization	359	626	1,243	1,529
Adjustment for depreciation of in-process research and development	187	-	311	-
Adjustment for purchase of in-process research and development	-	-	(5,244)	-
Loss for the period, U.S GAAP	(16,757)	(8,014)	(42,247)	(16,929)
Adjustment for short-term investments, unrealized gain	384	-	772	173
Reclassification of unrealized gain on short-term investments	(64)	(101)	(444)	(173)
Comprehensive loss for the period, U.S. GAAP	(16,437)	(8,115)	(41,919)	(16,929)
Basic and diluted loss per common share, U.S. GAAP	(0.47)	(0.26)	(1.26)	(0.54)
Weighted average number of common shares, U.S. GAAP (in thousands)	34,617	31,352	33,229	31,220

[b]  Material Canadian – U.S. GAAP differences would result in the following amounts in the unaudited interim Consolidated Balance Sheet:

(in thousands of Canadian dollars)	June 30, 2003	September 30, 2002
	$	$
Intangible assets	29,254	2,555
Short-term investments	94,409	121,923
Other assets	2,533	-
Total assets	207,552	149,539

Contributed surplus	8,303	3,255
Accumulated other comprehensive income	384	106
Deficit	(107,829)	(65,582)

[c]  Accounts payable and accrued liabilities comprise:

(in thousands of Canadian dollars)	June 30, 2003 $	September 30, 2002 $
Trade accounts payable	1,514	2,532
Accrued contract research	77	504
Employee-related accruals	2,134	1,513
Other accrued liabilities	1,251	4,349
	4,976	8,898

[d]  Pro forma information –Acquisition of Cohesion

The following pro forma information presents a summary of the consolidated results of operations of the Company and Cohesion [note 4] required for U.S. GAAP as if the acquisition had occurred on October 1, 2001.  All transactions between the Company and Cohesion have been eliminated.

	Three months ended June 30		Nine months ended June 30
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$

Pro forma total revenue	4,721	5,602	13,252	12,729
Pro forma loss	(16,757)	(16,888)	(44,726)	(50,627)
Pro forma basic and diluted loss per share	(0.48)	(0.50)	(1.30)	(1.51)

Included in the pro forma net loss for the nine months ended June 30, 2002 is $5.2 million of in-process research and development acquired in the business acquisition and written off for U.S. GAAP purposes.

These pro forma consolidated results have been prepared for comparative purposes only.  They may not be indicative of the results of operations which would have resulted had Cohesion been acquired on October 1, 2001.  They also are not indicative of future consolidated results of operations of the Company.

[e]   Pro forma information –Stock based compensation

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123 “Accounting for Stock Based Compensation”, and as amended by FAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” for stock options granted to employees and directors under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model [see Note 8[c]] for pro forma assumptions.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Three months ended June 30		Nine months ended June 30
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$

Loss for the period, U.S. GAAP	(16,757)	(8,014)	(42,247)	(16,929)
Add: SFAS 123 Expense	(4,969)	(5,121)	(13,991)	(15,362)

Pro forma loss for the period, U.S. GAAP	(21,726)	(13,135)	(5 6,238 )	(32,291)
Basis and diluted pro forma loss per common share, U.S. GAAP	(0.63)	(0.42)	(1. 69 )	(1.03)

Weighted average number of common shares, U.S. GAAP (in thousands)	34,617	31,352	33,229	31,220

[f]  Recent Pronouncements

The Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34”.  The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing certain types of guarantees and provide certain note disclosure.  The adoption of FIN 45 on January 1, 2003 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

12.  CHANGE IN OPERATING ASSETS AND LIABILITIES

The change in operating assets and liabilities was as follows:

	Three months ended June 30		Nine months ended June 30
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$

Accrued interest on short-term investments	(82)	(393)	1,177	4,140
Amounts receivable	(73)	238	(641)	(9)
Inventories	32	-	(598)	-
Prepaid expenses and deposits	654	347	338	(160)
Accounts payable and accrued liabilities	(1,138)	(1,140)	(5,189)	(486)
Deferred cost of goods sold	(972)	-	(972)	-
	(1,579)	(948)	(5,885)	3,485

13.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted during the quarter ended June 30, 2003.

14.  LICENSE AND DISTRIBUTION AND MANUFACTURING AND OTHER AGREEMENTS

(a)

Distribution and License and Manufacturing and Supply Agreements

On April 1, 2003, the Company finalized a Distribution and License and  a Manufacturing and Supply Agreement with Baxter Healthcare Corporation (“Baxter”), providing Baxter with the worldwide (excluding Japan and certain other territories) right to manufacture and distribute the Company’s surgical sealant product, CoSeal®, currently approved for sale in the U.S. and Europe, and an option to license the Company’s surgical anti-adhesive product, Adhibit™, which is not currently approved for sale in the U.S. and another product currently in development.  These products were previously acquired in the Cohesion acquisition.  Pursuant to the agreements, the Company received an upfront payment of US$8 million, of which US$6 million is non-refundable. In addition the Company will receive up to a further US$4 million upon the transfer of manufacturing of the CoSeal® product to Baxter, which is expected to be no later than September 2004, and up to an additional US$11 million if Baxter exercises its option to license the one other product and extend the exclusive distribution rights for two current products.  Up to US$2 million of the upfront payment is refundable if the Company terminates the agreement, at its option, upon the failure of Baxter to achieve certain minimum sales, and the Company elects to distribute the product.  Until manufacturing of the product is transferred to Baxter, the Company will manufacture the product for Baxter and receive a portion of the selling price to the third party customer. Thereafter, the Company will earn a percentage royalty.  The agreements, or portions thereof, may be terminated by Baxter at any time or by the Company if specified minimum sales are not achieved by Baxter.  Unless otherwise terminated, the agreements expire upon the earlier of the expiration of the last issued patent or thirty years.

The Company recognizes products sales to Baxter as revenue upon the sale of the product to the final customer once the final sales price is known.  Until that time, the product transferred to Baxter is recorded at cost as deferred cost of goods sold.  The upfront payment of US$6 million is being recorded as revenue on a straight-line basis over the estimated period of 18 months to conclude the transfer of manufacturing to Baxter.  The amount of US$2 million that may be refundable, as well as the other payments due upon transfer of manufacturing and exercise of options will be recognized as revenue upon the lapse of the refundability period and upon exercise of the options, respectively.  The amortization of the intangible asset related to CoSeal® is being amortized in proportion to the revenue earned.

(b)

Other

During the quarter ended June 30, 2003, the Company received a sales milestone payment from Boston Scientific Corporation (“Boston”) pursuant to its license agreement with Boston. The milestone payment of US$4.3 million is creditable against future royalties and is expected to be recognized as royalty revenue over the next 12 months.